UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the Month of November, 2010

Commission File Number 001-33085

RRsat Global Communications Network Ltd.
(Translation of registrant’s name into English)

D.N. Shikmim
Reem 79813, Israel
 (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐   No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_

RRsat Global Communications Network Ltd.

On November 14, 2010, the registrant received a copy of an indictment filed against the registrant by the Local Building and Zoning Committee "Shikmim" in the Ashkelon Magistrate Court in Israel.  The indictment states that the registrant is allegedly using certain buildings and antennas at the registrant's Re'em teleport in violation of Israel's Building and Planning Law, 5765-1965 because the necessary permits have expired.  The registrant was invited to respond to the indictment in court on April 27, 2011.  The registrant is currently evaluating the indictment and will respond in due course.

As previously disclosed by the registrant, the registrant has been operating the Re'em teleport pursuant to a special permit issued by the Local Building and Zoning Committee "Shikmim", which was extended in the past from time to time.  The registrant is applying for a new special permit for the Re'em teleport from the Local Building and Zoning Committee "Shikmim", for the period until it completes the transition of its operations and antennas to a parcel of land near Galon, Israel, which the registrant acquired in 2007.

If the registrant is unsuccessful in reaching an amicable solution with the Regional Building and Zoning Committee to issue the special permit and/or issue an alternative permit and/or convince the Regional Building and Zoning Committee and/or the authorized court to withdraw or vacate the indictment, the registrant may be required to vacate certain buildings and/or antennas from the Re'em teleport.  Such result could have a material adverse effect on the registrant's ability to operate its business if it is unsuccessful in transitioning its operations and antennas to Galon prior to such date.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

RRSAT GLOBAL COMMUNICATIONS NETWORK LTD.

By:	/S/ DAVID ABER
Name:	David Aber
Title:	Chief Financial Officer and Secretary

Date: November 15, 2010